DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS

Dreyfus Institutional Preferred Money Market Fund

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

Dreyfus Institutional Preferred Money Market Funds (the "Trust"), on behalf of Dreyfus Institutional Preferred Money Market Fund (the "Fund"), desires to offer multiple classes in accordance with Rule 18f-3, and the Trust's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.   Class Designation:  Fund shares shall be divided into Hamilton shares and Institutional shares.

2.   Differences in Services:  The services offered to shareholders of each Class, as described in the Funds' prospectuses or statement of additional information, shall be substantially the same, except for certain services provided to holders of Hamilton shares pursuant to a Shareholder Services Plan.

Hamilton shares shall be subject to an annual service fee at the rate set forth on Schedule A attached hereto in respect of the provision of personal services to shareholders of such Class and/or the maintenance of shareholder accounts, pursuant to a Shareholder Services Plan.

3.   Distribution Arrangements:  Each Class of shares shall be offered at net asset value as described in the Fund's prospectuses.  No Class shall be subject to any front-end or contingent deferred sales charges.

4.   Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (f) Board members' fees incurred as a result of issues relating to a specific Class.

5.   Conversion Features:  No Class shall be subject to any automatic conversion feature.  Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided that, if the conversion is requested by a shareholder, the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund.

6.   Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) any class of shares of the investment companies listed on Schedule B attached hereto and (b) shares of certain other investment companies specified from time to time.

Dated:  November 30, 2007

Amended as of:   May 31, 2019

SCHEDULE A

Name of Class	Service Fee as a Percentage of the Average Daily Net Assets of the Class

Hamilton shares	.06%

A-1

SCHEDULE B

Dreyfus Institutional Preferred Government Money Market Fund

Dreyfus Institutional Preferred Treasury Securities Money Market Fund

Dreyfus Institutional Treasury Obligations Cash Advantage Fund

Dreyfus Institutional Treasury Securities Cash Advantage Fund

Dreyfus Cash Management

Dreyfus Government Cash Management

Dreyfus Government Securities Cash Management

Dreyfus AMT-Free Municipal Cash Management Plus

Dreyfus AMT-Free New York Municipal Cash Management

Dreyfus AMT-Free Tax Exempt Cash Management

Dreyfus Treasury Obligations Cash Management

Dreyfus Treasury Securities Cash Management

BNY Mellon Ultra Short Income Fund

B-1